1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 17, 2006

For the month of February 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                No       V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 3/17/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on February 17, 2006: The Company received the judgment letter from Ministry of Economic Affairs

99.2	Announcement on February 17, 2006: UMC entered a settlement agreement with Oak Technology, Inc. and Zoran

99.3	Announcement on March 2, 2006: To announce related materials on disposal of Toppon Photomasks Taiwan Ltd. common shares

99.4	Announcement on March 7, 2006: February Revenue

99.5	Announcement on March 15, 2006: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

99.6	Announcement on March 16, 2006: To clarify reports on Economic Daily News on March 16, 2006

99.7	Announcement on March 17, 2006: Board’s Resolution to Convene Annual General Meeting (AGM)

99.8	Announcement on March 17, 2006: Board Meeting’s Resolution on Retained Earning Distribution

99.9	Announcement on March 17, 2006: Board Meeting Approved a Resolution for New Shares Issuance

99.10	Announcement on March 17, 2006: Important Resolutions from 9th term 32th Board Meeting

Exhibit 99.1

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The Company received the judgment letter from Ministry of Economic Affairs

1.	Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: The official letter No.09509003500 from Ministry of Economic Affairs on 2006/02/15

2.	Date of occurrence of the event: 2006/02/17

3.	Background and circumstances of the matter (including the property/subject matter under dispute): The Department of Economics decided to fine UMC based on Taiwan’s “Regulations Governing Residents between the Taiwan Area and the Mainland China Area”

4.	Course and progression of handling of the matter: Processing through legal procedures

5.	Effect on company finances and business and estimated monetary amount of the effect: Fine of NT$5,000,000

6.	Countermeasures and status of amelioration: UMC plans to appeal this decision as entitled to in full accordance with Taiwan law

7.	Any other matters that need to be specified: None

Exhibit 99.2

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UMC entered a settlement agreement with Oak Technology, Inc. and Zoran

1.	Date of occurrence of the event: 2006/02/17

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

The parties have entered a settlement agreement in which UMC, Oak and Zoran (the successor to Oak) fully and finally released one another from any and all claims and liabilities arising out of the facts alleged in the district court case. The terms of settlement are confidential, and, except for the obligation to keep the terms confidential, impose no obligation on UMC.

6.	Countermeasures: none

7.	Any other matters that need to be specified: none

Exhibit 99.3

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To announce related materials on disposal of Toppon Photomasks Taiwan Ltd. common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of Toppon Photomasks Taiwan Ltd.

2.	Date of occurrence of the event: 2006/03/02

3.	Volume, unit price, and total monetary amount of the transaction: trading volume:106,620,718 shares; average unit price: $12 NTD; total amount: $1,279,448,616 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan Toppon Photomasks Global Investment Co., Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: n/a

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: n/a

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): n/a

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $187,166,321 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment on 2006/03/02.

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: The disposal of old shares; The decision-making department: The Chairman and President office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume:0 shares;amount:$0 NTD; percentage of holdings:0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets:14.42%; ratio of shareholder’s equity:17.42%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

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13.	Broker and broker’s fee: n/a

14.	Concrete purpose or use of the acquisition or disposition: Investment realization

15.	Net worth per share of company underlying securities acquired or disposed of: n/a

16.	Do the directors have any objection to the present transaction? no

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? no

18.	Any other matters that need to be specified: The Company will continue purchasing photomasks and cooperating technologically with Toppon; the cooperation with other photomask suppliers will continue as well.

Exhibit 99.4

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United Microelectronics Corporation

March 7, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
January	Invoice amount	6,850,605	5,805,896	1,044,709	17.99%
2006	Invoice amount	14,368,479	13,209,718	1,158,761	8.77%
January	Net sales	7,521,040	6,139,471	1,381,569	22.50%
2006	Net sales	15,928,461	13,277,388	2,651,073	19.97%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	39,589,407
UMC’s subsidiaries	22,445	22,114	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	44,720	2,926,560	79,178,813
UMC’s subsidiaries	0	0	7,520,546
UMC endorses for subsidiaries	0	0
UMC’s subsidiaries endorse for UMC	0	0
UMC endorses for PRC companies	0	0
UMC’s subsidiaries endorse for PRC companies	0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	15,000,000
Net Profit from Fair Value	0	(771,493)
Written-off Trading Contracts	0
Realized profit (loss)	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	977,536
Net Profit from Market Value	7,585
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.5

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United Microelectronics Corporation

For the month of February, 2006

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of February, 2006.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of January 31, 2006	Number of shares held as of February 28, 2006	Changes
Vice President	S W Sun	15,253,330	15,192,341	(60,989)

Note: Shares transferred to children.

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of January 31, 2006	Number of shares pledge as of February 31, 2006	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	February	2006
Semiconductor Manufacturing Equipment	1,220,921	3,824,045
Fixed assets	281	281

4)	The disposition of assets (NT$ Thousand)

Description of assets	February	2006
Semiconductor Manufacturing Equipment	685	19,592
Fixed assets	0	0

Exhibit 99.6

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To clarify reports on Economic Daily News on March 16, 2006

1.	Name of the reporting media: Economic Daily News, C3

2.	Date of the report: 2006/03/16

3.	Content of the report: TSMC and UMC’s orders were cut by Texas Instrument and other companies

4.	Summary of the information provided by investors: None

5.	Company’s explanation of the reportage or provided information: The Company’s policy is to respect customers’ business confidentiality and can not commend on specific customer’s status. The Company cannot commend on media’s speculative reports as well.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

Exhibit 99.7

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Board’s Resolution to Convene Annual General Meeting (AGM)

1.	Date of the board of directors resolution: 2006/03/17

2.	Date for convening the shareholders’ meeting: 2006/06/12

3.	Location for convening the shareholders’ meeting: UMC Recreation Center in Hsinchu Science Park

4.	Cause or subjects for convening the meeting:

1)	Reporting items

1.	2005 business report

2.	Supervisor’s report of 2005 audited financial report

3.	Acquisition or disposal of assets with related parties in 2005

4.	8th, 9th and 10th treasury shares buyback program

2)	Approving items

1.	To accept the Company’s 2005 business report and financial statement

2.	To approve the Company’s 2005 retained earnings distribution

3)	Discussion items and election

1.	To amend the Company’s “Endorsement and Guarantee Procedure”

2.	To amend the Company’s “Financial Derivatives Transaction Procedure”

3.	To approve the capitalization of earnings and capital reserve

4.	To amend the Company’s Articles of Incorporation

5.	To elect the Company’s 10th term of Directors and Supervisors

6.	To release the newly elected Directors elected from non-competition restrictions

5.	Starting and ending dates of suspension of share transfer: 2006/04/14~2006/06/12

6.	Any other matters that need to be specified: None

Exhibit 99.8

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Board Meeting’s Resolution on Retained Earning Distribution

1.	Date of the board of directors resolution: 2006/03/17

2.	Type and monetary amount of dividend distribution:

(1)	Stock dividends of NT$895,158,360 (NT$0.05 per share)

(2)	Cash dividends of NT$7,161,266,830(NT$0.40 per share)

3.	Any other matters that need to be specified:

(1)	Propose to capitalize capital reserve, common shareholders will receive 5 shares for each 1,000 shares.

(2)	Propose to distribute employee stock bonus NT$458,454,440 and cash bonus NT$305,636,290; bonus to directors & supervisors is NT$6,324,023.

(3)	The Company is currently applying shares buyback program. The adjusted distribution ratio will be announced after the shares buyback program.

Exhibit 99.9

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Board Meeting Approved a Resolution for New Shares Issuance

1.	Date of the board of directors resolution: 2006/03/17

2.	Source of capital increase funds: Undistributed retained earnings from 2004 and before and capital reserve

3.	Number of shares issued: 224,877,116 shares (including employee bonus shares)

4.	Par value per share: NT$10

5.	Total monetary amount of the issue: NT$2,248,771,160 (NT$895,158,360 from capital reserve)

6.	Issue price: Not applicable

7.	Number of shares subscribed by or allotted to employees: 45,845,444 shares for employee bonus

8.	Number of shares publicly sold: Not applicable

9.	Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: Each common shareholder will be entitled to receive 10 shares in total for each 1,000 shares owned.

10.	Method of handling fractional shares and shares unsubscribed by the deadline: if received shares include any fractional shares which are less than one share, shareholders may arrange fractional shares to form one full share and register within 5 days of the record date. Otherwise cash will be paid in the amount calculated at par value and Chairman will be authorized to arrange designated parties to purchase fractional shares.

11.	Rights and obligations of the newly issued shares: same as ordinary shares

12.	Utilization of the funds from the capital increase: for production capacity expansion

13.	Any other matters that need to be specified: The Company is currently applying shares buyback program. The adjusted distribution ratio will be announced after the shares buyback program.

Exhibit 99.10

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Important Resolutions from 9th term 32th Board Meeting

1.	Date of occurrence of the event: 2006/03/17

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

The major resolutions from the 9th term 32th Board Meeting:

(1)	Approved the 2005 Business Report and Financial Statements. The Company’s revenue for 2005 is NT$90,775,439 thousand, net income after tax is NT$7,026,692 thousand, EPS is NT$0.38. The 2005 Financial Statements include the following significant subseqent events:

(a)	On February 15, 2006, the Company was fined in the amount of NT$5 million on the grounds of unauthorized investment activities in Mainland China, implicating the violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs. However, as the Company believes it was unreasonably fined, will file an administrative appeal pursuant to relevant laws.

(b)	On January 27, 2006, the Company had sold 58,500 thousand shares of Hsun Chieh Investment Co., Ltd. resulting in the shareholding percentage dropping from 99.97% to 36.49%. For that reason, Hsun Chieh Investments Co., Ltd. was no longer a subsidiary of the Company and thus any shares of the Company held by Hsun Chieh Investments Co., Ltd. shall be reclassified from treasury stock to long-term investments in the Company’s books, of which NT$10,881 million was recorded in effect under long-term investments and stockholders’ equity, respectively.

(c)	The board of directors’ meeting held on February 15, 2006, has approved a purchase plan of 1 billion treasury stocks from the TSE for the purpose of maintaining the interest of the Company’s creditability and its shareholders, starting February 16, 2006 till April 15, 2006.

(2)	Approved a proposal for distribution of 2005 profits and capitalization of capital reserve:

(a)	Cash dividend of NT$0.40 per share and stock dividend of NT$0.05 per share be proposed to common shareholders. In addition, the board will propose share issuance from capitalization of capital reserve. Every common shareholder will receive 5 shares for every 1,000 shares. Combined, common shareholders will be entitled to 30 shares for every 1,000 held.

(b)	Employees’ bonus will be distributed in stock of 45,845,444 shares and cash of NT$305,636,290.

(c)	After the distribution, The Company’s total shares outstanding will increase by approximately 224,877 thousand shares.

(d)	The Company is currently applying shares buyback program. The adjusted distribution ratio will be announced after the shares buyback program.

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(3)	2006 annual general meeting (AGM) will be held at 9am on June 12, 2006 in the UMC Recreation Center, Hsinchu Science Based Park.

(4)	The Company modify the Chinese expression of Audit Commitee to avoid the misleading in Taiwan Laws.

(5)	Elect the Company’s 10th term of Directors and Supervisors.

6.	Countermeasures: none

7.	Any other matters that need to be specified: none